November 19, 2008



VIA U.S. MAIL AND FACSIMILE

Christopher E. Palmer, Esq.
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001

      RE:	AXA Equitable Life Insurance Company:
      Separate Account A
      EQUI-VEST 201 Employer-Sponsored Retirement Programs
      Initial Registration Statement filed on Form N-4
      File Nos. 811-01705 and 333-153809

Dear Mr. Palmer:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on October 2, 2008. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

GENERAL

1.	Please disclose to the staff whether there are any types of
guarantees (e.g., as to any of the company`s guarantees under the contract or will the company will be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g., pertaining to capitalization of the company) with third parties.

PROSPECTUS

2.	Front Cover Page

	Please insert a footnote 2 at the end of the paragraph following the list of variable investment options or define "GWBL variable investment options" in the text of the disclosure.


3.	Index of key words and phrases (page 4)

	Please confirm that all key words and phrases have been appropriately defined where indicated in the index, e.g., TSA is not defined on the cover page nor is it otherwise clearly linked to either of the two types of plans through which the contract will be offered.

4.	Fee table (page 10)

a.	Please clarify what expenses compose "Other Expenses" in the third table.

b.	Please clarify generally in footnote 1 the extent to which
the
withdrawal charge changes over time.

c.	Please clarify in a footnote to the GWBL entry in the fee
table
what is the relationship, if any, between the GWBL Income Base and contract value at the issue date if the all premiums paid at issue are allocated to the GWBL rider.

d.	In footnote 6 to the fee tables, please confirm and disclose if
applicable whether the pro-rating of the charge applies in any other situations, e.g., annuitization of the contract.

e.	For the lowest and highest portfolio operating expenses table on
page 11, please confirm compliance with General Instruction 17(a) to
Item 3 in regard to any funds with a fund-of-funds structure.

f.	Please confirm that the examples on page 14 will reflect the highest combination of applicable contract charges and if necessary, revise the introductory narrative accordingly.

g.	Please revise the location of footnote 12 to identify each of the funds to which the comment applies.

5.	Condensed financial information (page 15)

	Please explain to the staff the basis for providing condensed financial information for a contract being filed on an initial registration statement.

6.	Contract features and benefits (page 16)

a.	The prospectus notes on page 17 that employers or trusts must be
owners of TSA contracts.  Accordingly, please revise the front cover
page to note that the annuity may be offered on a joint or group basis. Form N-4, Item 1(a)(iii). In addition, please clarify for group contracts which rights may be exercised by the individual participant.
b.	What are you investment options under the contract (page 17)

      The first sentence of the second paragraph states that "[u]nder certain TSA contracts, you may allocate amounts to the GWBL variable investment options.

i.	If the GWBL is elected, please clarify here and throughout
the
prospectus whether an owner "may" or "must" allocate amounts to the
GWBL variable investment options.

ii.	Moreover, please clarify the second sentence and be
consistent
throughout the prospectus as to whether upon election of the GWBL all or only part of one`s contributions must be allocated to the GWBL variable investment options, and whether simply allocating contributions to the GWBL variable investment options in itself will
"activate" election of the GWBL, i.e., must owner also actively elect
GWBL.

If it is the latter, please resolve the discrepancy between this statement and the statement in footnote 2 of the front cover page that GWBL funds are also available without the GWBL. In addition, please describe the protections in place to guard against unintentional allocations into GWBL funds.

      c.	Guaranteed Interest Option (page 21)

      Please clarify in this section whether early withdrawals from the option before the end of the periods specified are subject to any adjustments.

	d.	Selecting your investment method (page 21)

i.	Please provide the substance of footnote "*" to the
investment
options chart on page 21 as text rather than as a footnote. Please also expand the disclosure to describe any negative impact that being switched from a maximum transfer flexibility to a maximum investment options choice may have on the owner and/or contract.

ii.	Similarly to comment b. above, please expand the disclosure
under "Contracts with the Guaranteed withdrawal benefit for life (TSA only)" on page 21 to clarify the interaction between the election of the GWBL, and the maximum transfer flexibility and maximum investment options choice selection methods, e.g., would choosing the maximum transfer flexibility prohibit election of the GWBL.

iii.	The prospectus notes that the insurer reserves the right to
designate the Target Allocation investment options as Group B funds.
The prospectus separately notes that any selection of a Target fund will be deemed to be a designation of the maximum investment options choice. Please clarify whether this redesignation of choice occurs only after the Target funds have been reassigned, and clarify what notice will be provided to an investor

iv.	Under `Special dollar cost averaging" on page 22, please
disclose what exactly the "account for special dollar cost averaging" is, e.g., in prior filings, AXA Equitable has used the money market investment option from which dollar cost averaging transfers into other investment options are made.

e.	Guaranteed withdrawal benefit for life ("GWBL") (Available
for
TDA contract only) (page 23)

i.	Along with the list of reasons not to purchase the benefit
beginning on page 24, please add disclosure, if applicable, regarding the impact of taking withdrawals before age 55 and/or 591/2 and any limitations a TSA may have on one`s ability to take withdrawals to begin with.

ii.	Please clarify the last sentence under "5% Roll-Up income
base`
on page 24 or at least provide a cross-reference for more details.

iii.	Under "Effect of GWBL Excess withdrawals" on page 24, please clarify what constitutes a withdrawal with regard to account value based on allocations to GWBL variable investment options as opposed to non-GWBL variable investment options, i.e., is any withdrawal considered taken against the GWBL account value or can it be specifically taken against one`s non-GWBL variable investment options.

iv.	Please note typo in second sentence of second paragraph on
page
25.

v.	In general the discussion of the GWBL should be revised to
take
into account the impact of allocations to non-GWBL variable investment options, e.g., the third paragraph on page 25 should address what becomes of any remaining account value, death benefit and any other applicable features of the contract. Please clarify the discussion by use of examples highlighting excess withdrawals taken where the investor has amounts allocated to non-GWBL options.

vi.	Please clarify that a pro-rata adjustment for withdrawals
will
result in a greater than dollar for dollar reduction in the GWBL
Income Base if account value is less than the Income Base.

f.	Under "Your right to cancel within a certain number of days"
on
page 26, please explain to the staff the basis for stating in the second paragraph that contribution into the guaranteed interest account will be returned "but will not include interest." Please also address the return of allocations made to the account for special dollar cost averaging if applicable.

7.	Determining you contract`s value (page 27)

a.	At the end of the last sentence of the first paragraph under
"Your contract`s value in the variable investment options," please specify what contract fees and charges are deducted.

b.	In the last sentence of the third paragraph under
"Rebalancing
your account value" on page 30, please clarify which transfer restriction will be waived.

8.	Transferring your money among investment options (page 28)

	This section, in particular, the disclosure under "Transferring your account value" should be cross-referenced in the section
"Selecting your investment method" on page 21 in lieu of stating
"You
can make transfers whenever you choose" or "no transfer restrictions will apply" in, respectively, the two bullet points following the first paragraph of that section.

9.	Accessing your money (page 31)

a.	Please clarify whether investors taking required minimum
distributions may qualify for the automatic payment plan.

b.	Please reconcile the last two sentences of the first full
paragraph on page 33 and clarify what is intended through an example.

c.	The third paragraph under "Loan and the GWBL (for TSA
contracts)" on page 34 states that GWBL withdrawals may begin if a loan defaults. Please clarify what is intended.

d.	In the same third paragraph, please clarify whether
withdrawals
taken after default "may" or "are" considered GWBL Excess withdrawals. If the former, please clarify under what circumstances they "may" be considered GWBL Excess withdrawals.

e.	Under "Termination" on page 34, please confirm all
circumstances
resulting in termination have been disclosed, e.g., see second paragraph under "Partial withdrawals and terminations" on page 31.

f.	Please note the lack of disclosure following "Selecting an
annuity payout option" on page 36 addressing the contract maturity date, which is pertinent to the following section "Contracts with GWBL."

10.	Charges and expenses (page 37)

a.	Please note the absence of the charge for electing a Variable
Immediate Annuity in the second bullet point list under "Charges that
AXA Equitable deducts.

b.	In the fee table on page 10, please disclose by footnote or
otherwise, that a plan operating expense charge may apply as disclosed in the fifth bullet point of the second bullet point list.

11.	Please confirm that beneficiary continuation, as discussed on page 41, is permitted under a TSA or EDC plan.

12.	Tax information (page 44)

	Please confirm that disclosure is current and otherwise complies with the disclosure requirements of Item 12.

13.	More Information (page 56)

a.	Under "Business day," please expand the bullet list to
include
transaction requests.

b.	If applicable, please update "About legal proceedings" on
page
56 as appropriate.

STATEMENT OF ADDITIONAL INFORMATION

14.	Please confirm accuracy of disclosure provided under "Who is
AXA
Equitable?"

15.	Please confirm relevance of section "Calculation of annuity
payments" given that the contract only offers fixed annuity options.

PART C

16.	Item 24 Financial Statements and Exhibits - Item 24. (b)
Exhibits

a.	Please confirm all exhibits available as of the filing date
have
been provided, for example, exhibit 6 lacks the Restated Charter of
AXA Equitable, as amended December 6, 2004, and the By-Laws of AXA Equitable, as amended September 7, 2004.
	b.	Please explain to the staff the basis for providing
exhibit
10(b).

c.	Please file new powers of attorney, as powers of attorney
should
"relate to a specific filing" as required by Rule 483(b) under the 1933 Act.

17.	The last paragraph under Item 32 contains representations
with
respect to the sale of variable annuity contracts to participants in the Texas Optional Retirement Program. Please add relevant disclosure in the prospectus regarding this program including any applicable state variations that should appear in Appendix IV on page D-1 of the prospectus.

18.	Financial Statements, Exhibits, and Certain Other Information

	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

19.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************
	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

	If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code:
20549-4644. My facsimile number is (202) 772-9285.



							Sincerely,


							Sonny Oh
							Staff Attorney
							Office of Insurance Products
Christopher E. Palmer, Esq.
Goodwin Procter LLP
November 19, 2008
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